TSX: ERO
NYSE: ERO

July 31, 2025

Ero Copper Reports Second Quarter 2025 Operating and Financial Results

(all amounts in US dollars, unless otherwise noted)

Vancouver, British Columbia – Ero Copper Corp. (TSX: ERO, NYSE: ERO) (“Ero” or the “Company”) is pleased to announce its operating and financial results for the three and six months ended June 30, 2025. Management will host a conference call tomorrow, Friday, August 1, 2025, at 11:30 a.m. Eastern time to discuss the results. Dial-in details for the call can be found near the end of this press release.

HIGHLIGHTS

•Consolidated second quarter copper production was a record 15,513 tonnes, reflecting the continued ramp-up of the Tucumã Operation as well as higher grades and mining rates at the Caraíba Operations.
◦The Caraíba Operations produced 9,162 tonnes of copper in concentrate at an average C1 cash cost(*) of $2.07 per pound, representing approximately 25% quarter-on-quarter production growth.
◦The Tucumã Operation produced 6,351 tonnes of copper in concentrate, an increase of 25% from Q1 2025. With sustained plant throughput exceeding 75% of design capacity during June, the Company declared commercial production at Tucumã, effective July 1, 2025.
•Gold production during the quarter was 7,743 ounces at an average C1 cash cost(*) and All-in Sustaining Cost ("AISC")(*) of $1,115 and $2,234 per ounce, respectively, representing approximately 17% higher production at similar cash costs(*) and AISC(*) quarter-on-quarter.
•Quarterly financial performance benefited from record consolidated copper production, increased gold production and higher metal prices compared to Q1 2025.
◦Net income attributable to the owners of the Company of $70.5 million ($0.68 per share on a diluted basis).
◦Adjusted net income attributable to the owners of the Company(*) of $48.1 million ($0.46 per share on a diluted basis).
◦Adjusted EBITDA(*) of $82.7 million.
•At quarter-end, available liquidity(*) was $113.3 million, including $68.3 million in cash and cash equivalents and $45.0 million of undrawn availability under the Company's senior secured revolving credit facility ("Senior Credit Facility").

1	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
•The Company is reaffirming full-year guidance at Caraíba, and updating guidance ranges at Tucumã and Xavantina to reflect H1 2025 performance.
◦At the Caraíba Operations, programs launched in H1 2025 to enhance operating efficiency and cost control are delivering strong margin performance compared to full-year guidance. These ongoing initiatives include (i) focusing the Pilar Mine's fleet on the upper levels of the mine to reduce haul distances, (ii) implementing new technologies aimed at enhancing both safety and productivity, and (iii) improving fleet and mine infrastructure maintenance initiatives to increase mobile equipment availability and reduce unplanned downtime. While these efforts are expected to result in full-year copper production at the lower end of the 37,500 to 42,500 tonne guidance range, C1 cash costs(*) are projected to fall within the lower half of the guidance range of $2.15 to $2.35 per pound. Sequential increases in mined and processed volumes are expected to contribute to higher copper production over the remainder of the year.
◦At the Tucumã Operation, full-year copper production guidance has been updated to 30,000 to 37,500 tonnes at C1 cash costs(*) of $1.10 to $1.30 per pound of copper produced to reflect lower-than-forecast tonnes processed in H1 2025. Updated full-year guidance reflects a significant expected increase in copper production during H2 2025, consistent with original 2025 guidance.
◦At the Xavantina Operations, full-year production guidance has been updated to 40,000 to 50,000 ounces with C1 cash costs(*) of $850 to $1,000 per ounce of gold produced and AISC(*) of $1,800 to $2,000 per ounce to reflect lower-than-planned production in H1 2025. Ongoing investments in mine modernization and mechanization are expected to drive a step-change in mining rates in H2 2025, resulting in higher projected production and lower unit costs that align with the long-term outlook for the operation.
◦Full-year capital expenditure guidance is unchanged at $230 to $270 million.
•During Q2 2025, the Company completed 18,000 meters of drilling at the Furnas Project and successfully concluded the 28,000-meter Phase 1 drill program in July, approximately one quarter ahead of schedule.
◦As announced on July 10, 2025, assay results have been received for approximately 10,000 meters of the program. These results continue to demonstrate strong continuity and extend the known limits of mineralization within the high-grade NW and SE Zones, which remain the focus of future underground mining operations.
◦As of mid-July, eight drill rigs were active on site, supporting an average drilling rate of over 1,500 meters per week. Based on these drilling rates, the Company expects to complete the 17,000-meter Phase 2 drill program, which will include a greater focus on step-out drilling to further extend known mineralization, by year-end 2025.

2	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
"We made meaningful progress towards the achievement of our 2025 strategy during the second quarter," said Makko DeFilippo, President and Chief Executive Officer. "Highlights included the continued ramp-up and declaration of commercial production at Tucumã, the initiation of debt repayment, and the early completion of Phase 1 drilling at Furnas ahead of schedule. Operational performance across all of our assets improved in Q2 with record consolidated copper production, and we are encouraged by the momentum we are carrying into the second half of the year, driven by optimization and technology initiatives we executed in H1 2025.
"At Caraíba, focusing the mining fleet in the upper levels of the Pilar Mine paired with several ongoing operational excellence initiatives is proving to be a successful strategy. Our focus on technology, utilization and availability has resulted in improved overall fleet management and productivity, operational flexibility and a significant reduction in unplanned infrastructure downtime. At Surubim, scheduled pit sequencing led to higher mined tonnage, a trend we expect to continue in in the second half of the year. At Xavantina, our investments in mine mechanization, ventilation and technology support what we see as a step-change in mining rates, allowing production to return to annualized rates consistent with our longer-term outlook for the operation. And at Furnas, we remain focused on unlocking long-term value as we advance Phase 2 drilling with eight rigs active on site and remain on track to complete the program by year-end."

3	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
SECOND QUARTER REVIEW

The Caraíba Operations
•Quarterly copper production totaled 9,162 tonnes of copper in concentrate, with an average C1 cash cost(*) of $2.07 per pound.
•Ongoing operational excellence initiatives to enhance availability, utilization, safety and productivity at Caraíba are driving strong margin performance. These initiatives include focusing the mining fleet to the upper levels of the Pilar Mine to reduce haul distances, technologies to enhance productivity and predictive maintenance, as well as investments in infrastructure resilience, which are expected to support higher sustained mining rates in H2 2025.
The Tucumã Operation
•The Tucumã Operation produced 6,351 tonnes of copper in concentrate during Q2 2025, representing a 25% increase compared to Q1 2025.
•Ramp-up progressed during the quarter, supported by the completion of repairs and commissioning of the third tailings filter in April and May. This allowed the operation to increase sustained throughput levels exceeding 75% of design capacity during the second half of June, resulting in a 42% quarter-on-quarter increase in ore tonnes processed.
•C1 cash costs(*) for the Tucumã Operation will be reported commencing in Q3 2025, following the achievement of commercial production, effective July 1, 2025.
The Xavantina Operations
•Quarterly gold production totaled 7,743 ounces of gold, an increase of approximately 17% quarter-on-quarter. C1 cash cost(*) and AISC(*) totaled $1,115 and $2,234, respectively, per ounce.
•Higher tonnes processed and improved grades contributed to the sequential increase in gold production, even as operations were temporarily impacted by the transition to mechanized mining during the quarter.

(*) These are non-IFRS measures and do not have a standardized meaning prescribed by IFRS and might not be comparable to similar financial measures disclosed by other issuers. Please refer to the Company’s discussion of Non-IFRS measures in its Management’s Discussion and Analysis for the three and six months ended June 30, 2025 and the Reconciliation of Non-IFRS Measures section at the end of this press release.

4	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
OPERATING HIGHLIGHTS

	2025 - Q2	2025 - Q1	2024 - Q2	2025 - YTD	2024 - YTD
Copper (Caraíba Operations)
Ore Mined (tonnes)	792,764	696,239	897,161	1,489,003	1,685,493
Ore Processed (tonnes)	791,946	692,901	957,692	1,484,847	1,811,063
Grade (% Cu)	1.27	1.18	1.03	1.23	1.05
Recovery (%)	91.1	90.2	90.2	90.7	89.2
Cu Production (tonnes)	9,162	7,357	8,867	16,519	16,958
Cu Production (000 lbs)	20,199	16,219	19,548	36,418	37,386
Cu Sold in Concentrate (tonnes)	9,387	6,949	8,706	16,336	18,167
Cu Sold in Concentrate (000 lbs)	20,697	15,318	19,192	36,015	40,051
Cu C1 cash cost(1)(2)	$2.07	$2.22	$2.16	$2.13	$2.23

Copper (Tucumã Operation)
Ore Mined (tonnes)	798,811	328,291	—	1,127,102	—
Ore Processed (tonnes)	418,699	294,314	—	713,013	—
Grade (% Cu)	1.74	2.18	—	1.92	—
Recovery (%)	85.4	89.4	—	87.2	—
Cu Production (tonnes)	6,351	5,067	—	11,418	—
Cu Production (000 lbs)	14,002	11,171	—	25,173	—
Cu Sold in Concentrate (tonnes)	5,968	5,168	—	11,136	—
Cu Sold in Concentrate (000 lbs)	13,158	11,393	—	24,551	—

Gold (Xavantina Operations)
Ore Mined (tonnes)	37,829	33,228	40,446	71,057	78,280
Ore Processed (tonnes)	37,829	33,228	40,446	71,057	78,280
Grade (g / tonne)	7.11	6.87	14.00	6.99	15.15
Recovery (%)	88.7	90.8	91.0	89.6	91.3
Au Production (oz)	7,743	6,638	16,555	14,381	34,789
Au Sold (oz)	8,276	5,834	17,621	14,110	34,474
Au C1 cash cost(1)	$1,115	$1,100	$428	$1,108	$411
Au AISC(1)	$2,234	$2,228	$842	$2,231	$819

(1)     EBITDA, adjusted EBITDA, adjusted net income (loss) attributable to owners of the Company, adjusted net income (loss) per share attributable to owners of the Company, net (cash) debt, working capital, copper C1 cash cost, copper C1 cash cost including foreign exchange hedges, gold C1 cash cost and gold AISC are non-IFRS measures. These measures do not have a standardized meaning prescribed by IFRS and might not be comparable to similar financial measures disclosed by other issuers. Please refer to the Company’s discussion of Non-IFRS measures in its Management’s Discussion and Analysis for the three and six months ended June 30, 2025 and the Reconciliation of Non-IFRS Measures section at the end of this press release.
(2)     Copper C1 cash cost including foreign exchange hedges was $2.06 in Q2 2025 (Q2 2024 - $2.16).

5	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
FINANCIAL HIGHLIGHTS
($ in millions, except per share amounts)

	2025 - Q2	2025 - Q1	2024 - Q2	2025 - YTD	2024 - YTD
Revenues	$163.5	$125.1	$117.1	$288.6	$222.9
Gross profit	67.3	55.5	43.3	122.8	74.5
EBITDA(1)	114.2	117.9	(36.2)	232.0	(18.4)
Adjusted EBITDA(1)	82.7	63.2	51.5	145.9	94.8
Cash flow from operations	90.3	65.4	14.7	155.7	31.9
Net income (loss)	71.0	80.6	(53.4)	151.7	(60.2)
Net income (loss) attributable to owners of the Company	70.5	80.2	(53.2)	150.8	(60.4)
Per share (basic)	0.68	0.77	(0.52)	1.46	(0.59)
Per share (diluted)	0.68	0.77	(0.52)	1.45	(0.59)
Adjusted net income attributable to owners of the Company(1)	48.1	35.8	18.6	84.0	35.4
Per share (basic)	0.46	0.35	0.18	0.81	0.34
Per share (diluted)	0.46	0.35	0.18	0.81	0.34

Cash, cash equivalents, and short-term investments	68.3	80.6	44.8	68.3	44.8
Working (deficit) capital(1)	(33.5)	10.2	(57.6)	(33.5)	(57.6)
Net debt(1)	559.1	561.8	482.0	559.1	482.0
(1)    EBITDA, adjusted EBITDA, adjusted net income (loss) attributable to owners of the Company, adjusted net income (loss) per share attributable to owners of the Company, net (cash) debt, working capital, copper C1 cash cost, copper C1 cash cost including foreign exchange hedges, gold C1 cash cost and gold AISC are non-IFRS measures. These measures do not have a standardized meaning prescribed by IFRS and might not be comparable to similar financial measures disclosed by other issuers. Please refer to the Company’s discussion of Non-IFRS measures in its Management’s Discussion and Analysis for the three and six months ended June 30, 2025 and the Reconciliation of Non-IFRS Measures section at the end of this press release.

6	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
2025 PRODUCTION AND COST GUIDANCE

Consolidated copper production guidance for 2025 has been updated to 67,500 to 80,000 tonnes to reflect the slower-than-expected ramp up at the Tucumã Operation, which achieved commercial production on July 1, 2025. Consolidated copper production is expected to increase sequentially in H2 2025 driven by higher mill throughput at the Tucumã Operation and higher mined and processed volumes at the Caraíba Operations, particularly at Pilar and Surubim.
At the Xavantina Operations, gold production guidance has been updated to 40,000 to 50,000 ounces to reflect lower-than-expected production in H1 2025. The Company expects investments in mine modernization and mechanization to support sequential increases in mined and processed volumes through the remainder of the year.

	Original Guidance	Current Guidance
Copper Production (tonnes)
Caraíba Operations	37,500 - 42,500	37,500 - 42,500
Tucumã Operation	37,500 - 42,500	30,000 - 37,500
Total Copper	75,000 - 85,000	67,500 - 80,000

Copper C1 Cash Cost(1) Guidance
Caraíba Operations	$2.15 - $2.35	$2.15 - $2.35
Tucumã Operation	$1.05 - $1.25	$1.10 - $1.30

The Xavantina Operations
Au Production (ounces)	50,000 - 60,000	40,000 - 50,000
Gold C1 Cash Cost(1) Guidance	$650 - $800	$850 - $1,000
Gold AISC(1) Guidance	$1,400 - $1,600	$1,800 - $2,000
Note: Guidance is based on estimates and assumptions including, but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical recovery performance. Please refer to the Company’s SEDAR+ and EDGAR filings, including the most recent Annual Information Form ("AIF"), for a detailed summary of risk factors.
(1) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within the MD&A.

7	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
2025 CAPITAL EXPENDITURE GUIDANCE

Capital expenditure guidance remains unchanged at a range of $230 to $270 million, excluding capitalized ramp-up costs prior to the declaration of commercial production at the Tucumã Operation.
Figures presented in the table below are in USD millions.

Caraíba Operations	$165 - $180
Tucumã Operation(1)	$30 - $40
Xavantina Operations	$25 - $35
Furnas Copper-Gold Project and Other Exploration	$10 - $15
Total	$230 - $270
Note: Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s most recent Annual Information Form and Management of Risks and Uncertainties in the MD&A for complete risk factors.
(1) Excludes capitalized ramp-up costs prior to the declaration of commercial production at the Tucumã Operation.

8	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
CONFERENCE CALL DETAILS

The Company will hold a conference call on Friday, August 1, 2025 at 11:30 am Eastern time (8:30 am Pacific time) to discuss these results. A results presentation will be available for download via the webcast link and in the Presentations section of the Company's website on the day of the conference call.

Date:	Friday, August 1, 2025
Time:	11:30 am Eastern time (8:30 am Pacific time)
Dial in:
Canada/USA Toll Free: 1-833-752-3380
International: +1-647-846-2821

Please dial in 5-10 minutes prior to the start of the call or pre-register using this link to bypass the live operator queue.

(https://dpregister.com/sreg/10200387/ff53d62cdc)

Webcast:	To access the webcast, click here. (https://event.choruscall.com/mediaframe/webcast.html?webcastid=1vjDLcyB)
Replay:	Canada/USA: 1-855-669-9658, International: +1-412-317-0088 For country-specific dial-in numbers, click here. (https://services.choruscall.com/ccforms/replay.html)
Replay Passcode:	4498533

9	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Reconciliation of Non-IFRS Measures

Financial results of the Company are presented in accordance with IFRS. The Company utilizes certain alternative performance (non-IFRS) measures to monitor its performance, including copper C1 cash cost, copper C1 cash cost including foreign exchange hedges, gold C1 cash cost, gold AISC, EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share, net (cash) debt, working capital and available liquidity. These performance measures have no standardized meaning prescribed within generally accepted accounting principles under IFRS and, therefore, amounts presented may not be comparable to similar measures presented by other mining companies. These non-IFRS measures are intended to provide supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

For additional details please refer to the Company’s discussion of non-IFRS and other performance measures in its Management’s Discussion and Analysis for the three and six months ended June 30, 2025 which is available on SEDAR+ at www.sedarplus.ca, and on EDGAR at www.sec.gov.

10	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Copper C1 cash cost and copper C1 cash cost including foreign exchange hedges

The following table provides a reconciliation of copper C1 cash cost to cost of production, its most directly comparable IFRS measure.

Reconciliation:	2025 - Q2	2025 - Q1	2024 - Q2	2025 - YTD	2024 - YTD
Cost of production	$46,890	$35,719	$41,945	$82,609	$84,172
Add (less):
Transportation costs & other	1,792	1,322	1,283	3,114	2,535
Treatment, refining, and other	2,340	2,410	4,058	4,750	9,228
By-product credits	(6,205)	(4,699)	(3,431)	(10,904)	(5,871)
Incentive payments	(1,457)	(1,289)	(1,174)	(2,746)	(2,373)
Net change in inventory	(1,611)	2,659	(468)	1,048	(4,361)
Foreign exchange translation and other	16	(147)	21	(131)	14
C1 cash costs(1)	41,765	35,975	42,234	77,740	83,344
(Gain) loss on foreign exchange hedges	(217)	2,216	46	1,999	(230)
C1 cash costs including foreign exchange hedges	$41,548	$38,191	$42,280	$79,739	$83,114

Mining	$31,442	$25,796	$27,881	$57,238	$53,137
Processing	6,549	6,352	7,927	12,901	15,104
Indirect	7,639	6,116	5,799	13,755	11,746
Production costs	45,630	38,264	41,607	83,894	79,987
By-product credits	(6,205)	(4,699)	(3,431)	(10,904)	(5,871)
Treatment, refining and other	2,340	2,410	4,058	4,750	9,228
C1 cash costs(1)	41,765	35,975	42,234	77,740	83,344
(Gain) loss on foreign exchange hedges	(217)	2,216	46	1,999	(230)
C1 cash costs including foreign exchange hedges	$41,548	$38,191	$42,280	$79,739	$83,114

(1) Copper C1 cash costs for 2025 and 2024 do not include Tucumã Operation's results, as commercial production has not been achieved as of June 30, 2025.

11	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO

	2025 - Q2	2025 - Q1	2024 - Q2	2025 - YTD	2024 - YTD
Costs per pound
Total copper produced (lbs, 000)	20,199	16,219	19,548	36,418	37,386

Mining	$1.56	$1.59	$1.42	$1.57	$1.42
Processing	$0.32	$0.39	$0.41	$0.35	$0.41
Indirect	$0.38	$0.38	$0.30	$0.38	$0.31
By-product credits	$(0.31)	$(0.29)	$(0.18)	$(0.30)	$(0.16)
Treatment, refining and other	$0.12	$0.15	$0.21	$0.13	$0.25
Copper C1 cash costs(1)	$2.07	$2.22	$2.16	$2.13	$2.23
(Gain) loss on foreign exchange hedges	$(0.01)	$0.14	$—	$0.06	$(0.01)
Copper C1 cash costs including foreign exchange hedges	$2.06	$2.36	$2.16	$2.19	$2.22
(1)Copper C1 cash costs for 2025 and 2024 do not include Tucumã Operation's results, as commercial production has not been achieved as of June 30, 2025.

Gold C1 cash cost and gold AISC

The following table provides a reconciliation of gold C1 cash cost and gold AISC to cost of production, its most directly comparable IFRS measure.

Reconciliation:	2025 - Q2	2025 - Q1	2024 - Q2	2025 - YTD	2024 - YTD
Cost of production	$8,761	$6,225	$7,580	$14,986	$14,835
Add (less):
Incentive payments	(209)	(269)	(226)	(478)	(669)
Net change in inventory	63	1,339	(322)	1,402	(58)
By-product credits	(159)	(111)	(259)	(270)	(448)
Smelting and refining	42	35	97	77	187
Foreign exchange translation and other	133	82	215	215	447
C1 cash costs	$8,631	$7,301	$7,085	$15,932	$14,294
Site general and administrative	1,264	1,077	1,350	2,341	2,703
Accretion of mine closure and rehabilitation provision	145	141	88	286	180
Sustaining capital expenditure	4,435	3,909	2,653	8,344	5,907
Sustaining lease payments	2,313	2,021	1,908	4,334	4,030
Royalties and production taxes	511	338	862	849	1,372
AISC	$17,299	$14,787	$13,946	$32,086	$28,486

12	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO

	2025 - Q2	2025 - Q1	2024 - Q2	2025 - YTD	2024 - YTD
Costs
Mining	$4,552	$3,760	$3,705	$8,312	$7,525
Processing	2,472	2,206	2,277	4,678	4,536
Indirect	1,724	1,411	1,265	3,135	2,494
Production costs	8,748	7,377	7,247	16,125	14,555
Smelting and refining costs	42	35	97	77	187
By-product credits	(159)	(111)	(259)	(270)	(448)
C1 cash costs	$8,631	$7,301	$7,085	$15,932	$14,294
Site general and administrative	1,264	1,077	1,350	2,341	2,703
Accretion of mine closure and rehabilitation provision	145	141	88	286	180
Sustaining capital expenditure	4,435	3,909	2,653	8,344	5,907
Sustaining leases	2,313	2,021	1,908	4,334	4,030
Royalties and production taxes	511	338	862	849	1,372
AISC	$17,299	$14,787	$13,946	$32,086	$28,486

Costs per ounce
Total gold produced (ounces)	7,743	6,638	16,555	14,381	34,789

Mining	$588	$566	$224	$578	$216
Processing	$319	$332	$138	$325	$130
Indirect	$223	$213	$76	$218	$72
Smelting and refining	$5	$5	$6	$5	$5
By-product credits	$(20)	$(16)	$(16)	$(18)	$(12)
Gold C1 cash cost	$1,115	$1,100	$428	$1,108	$411
Gold AISC	$2,234	$2,228	$842	$2,231	$819

13	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Earnings before interest, taxes, depreciation and amortization (EBITDA) and Adjusted EBITDA

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income, its most directly comparable IFRS measure.

Reconciliation:	2025 - Q2	2025 - Q1	2024 - Q2	2025 - YTD	2024 - YTD
Net Income (Loss)	$71,028	$80,627	$(53,399)	$151,655	$(60,229)
Adjustments:
Finance expense	5,976	4,723	4,565	10,699	9,199
Finance income	(1,130)	(838)	(1,361)	(1,968)	(2,829)
Income tax expense (recovery)	13,082	14,741	(8,267)	27,823	(10,120)
Amortization and depreciation	25,215	18,620	22,294	43,835	45,590
EBITDA	$114,171	$117,873	$(36,168)	$232,044	$(18,389)
Foreign exchange (gain) loss	(38,640)	(58,400)	70,454	(97,040)	89,450
Share based compensation	7,756	1,173	6,075	8,929	12,620
Unrealized (gain) loss on commodity derivatives	(636)	2,102	436	1,466	372
Write-down of exploration and evaluation asset	—	—	10,745	—	10,745
Xavantina Gold Stream transaction fees	—	458	—	458	—
Adjusted EBITDA	$82,651	$63,206	$51,542	$145,857	$94,798

(1)    Change in rehabilitation and closure provision relates to revisions to rehabilitation and closure plans and cost estimates at the Company’s historic mining operations that have entered the closure phase, and for which there are no substantive future economic value. Such costs are reflected within other expenses on the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income.

14	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Adjusted net income attributable to owners of the Company and Adjusted net income per share attributable to owners of the Company

The following table provides a reconciliation of Adjusted net income attributable to owners of the Company and Adjusted EPS to net income attributable to the owners of the Company, its most directly comparable IFRS measure.

Reconciliation:	2025 - Q2	2025 - Q1	2024 - Q2	2025 - YTD	2024 - YTD
Net income (loss) as reported attributable to the owners of the Company	$70,548	$80,227	$(53,247)	$150,775	$(60,388)
Adjustments:
Share based compensation	7,756	1,173	6,075	8,929	12,620
Unrealized foreign exchange (gain) loss on USD denominated balances in MCSA	(28,204)	(39,628)	48,517	(67,832)	59,774
Unrealized foreign exchange (gain) loss on foreign exchange derivative contracts	(6,606)	(16,739)	16,006	(23,345)	25,310
Unrealized (gain) loss on commodity derivatives	(633)	2,079	434	1,446	370
Incremental COVID-19 costs	—	—	—	—	—
Change in rehabilitation and closure provision(1)	—	—	—	—	—
Write-down of exploration and evaluation asset	—	—	10,745	—	10,745
Xavantina Gold Stream transaction fees	—	458	—	458	—
Tax effect on the above adjustments	5,281	8,279	(9,904)	13,560	(13,032)
Adjusted net income attributable to owners of the Company	$48,142	$35,849	$18,626	$83,991	$35,399

Weighted average number of common shares
Basic	103,582,082	103,564,654	103,082,363	103,573,416	102,918,092
Diluted	103,905,561	103,904,737	103,961,615	103,902,012	103,704,730

Adjusted EPS
Basic	$0.46	$0.35	$0.18	$0.81	$0.34
Diluted	$0.46	$0.35	$0.18	$0.81	$0.34

(1)    Change in rehabilitation and closure provision relates to revisions to rehabilitation and closure plans and cost estimates at the Company’s historic mining operations that have entered the closure phase, and for which there are no substantive future economic value. Such costs are reflected within other expenses on the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income.

15	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Net Debt (Cash)

The following table provides a calculation of net debt (cash) based on amounts presented in the Company’s condensed consolidated interim financial statements as at the periods presented.

	June 30, 2025	March 31, 2025	December 31, 2024	June 30, 2024
Current portion of loans and borrowings	$58,076	$52,479	$45,893	$39,889
Long-term portion of loans and borrowings	569,300	589,860	556,296	486,919
Less:
Cash and cash equivalents	(68,303)	(80,573)	(50,402)	(44,773)
Short-term investments	—	—	—	—
Net debt (cash)	$559,073	$561,766	$551,787	$482,035

Working Capital and Available Liquidity

The following table provides a calculation for these based on amounts presented in the Company’s condensed consolidated interim financial statements as at the periods presented.

	June 30, 2025	March 31, 2025	December 31, 2024	June 30, 2024
Current assets	$178,524	$232,292	$141,790	$124,554
Less: Current liabilities	(212,010)	(222,048)	(211,706)	(182,143)
Working (deficit) capital	$(33,486)	$10,244	$(69,916)	$(57,589)

Cash and cash equivalents	68,303	80,573	50,402	44,773
Available undrawn revolving credit facilities(1)	45,000	35,000	15,000	100,000
Available undrawn prepayment facilities(2)	$—	$—	$25,000	$25,000
Available liquidity	$113,303	$115,573	$90,402	$169,773

(1)    In January 2025, the Company amended its Senior Credit Facility to increase the limit from $150.0 million to $200.0 million and extended the maturity from December 2026 to December 2028.
(2) In March 2025, the Company exercised its option to increase the size of its copper prepayment facility from $50.0 million to $75.0 million.

16	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
ABOUT ERO COPPER CORP

Ero Copper is a high-margin, high-growth copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. ("MCSA"), 100% owner of the Company's Caraíba Operations, which are located in the Curaçá Valley, Bahia State, Brazil, and the Tucumã Operation, an open pit copper mine located in Pará State, Brazil. The Company also owns 97.6% of NX Gold S.A. ("NX Gold") which owns the Xavantina Operations, an operating gold mine located in Mato Grosso State, Brazil. In July 2024, the Company signed a definitive earn-in agreement with Vale Base Metals for a 60% interest in the Furnas Copper-Gold Project, located in the Carajás Mineral Province in Pará State, Brazil. For more information on the earn-in agreement, please see the Company's press releases dated October 30, 2023 and July 22, 2024. Additional information on the Company and its operations, including technical reports on the Caraíba Operations, Xavantina Operations, Tucumã Operation and the Furnas Copper-Gold Project, can be found on the Company’s website (www.erocopper.com), on SEDAR+ (www.sedarplus.ca/landingpage/) and on EDGAR (www.sec.gov). The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

FOR MORE INFORMATION, PLEASE CONTACT

Farooq Hamed, VP, Investor Relations
info@erocopper.com

17	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
CAUTION REGARDING FORWARD LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the Company's expected development and mining rates, production, operating costs and capital expenditures at the Caraíba Operations, the Tucumã Operation and the Xavantina Operations; estimated timing for certain milestones, including the step change in mining rates at Xavantina in H2 2025; expectations related to exploration activities at the Furnas Project including the expected timing of the completion of the Phase 2 drill program by year-end 2025; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this press release and in the Company’s Annual Information Form for the year ended December 31, 2023 (“AIF”) under the heading “Risk Factors”. The risks discussed in this press release and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this press release and in the AIF, the Company has made certain assumptions about, among other things: favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations, the Tucumã Operation and the Furnas Copper-Gold Project being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates, interest rates and tariff rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks, political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this press release, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this press release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this press release and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

CAUTIONARY NOTES REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Unless otherwise indicated, all reserve and resource estimates included in this press release and the documents incorporated by reference herein have been prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this press release and the documents incorporated by reference herein use the terms “measured resources,” “indicated resources” and “inferred resources” as defined in accordance with NI 43-101 and the CIM Standards.

Further to recent amendments, mineral property disclosure requirements in the United States (the “U.S. Rules”) are governed by subpart 1300 of Regulation S-K of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) which differ from the CIM Standards. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the “MJDS”), Ero is not required to provide disclosure on its mineral properties under the U.S. Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If Ero ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then Ero will be subject to the U.S. Rules, which differ from the requirements of NI 43-101 and the CIM Standards.

Pursuant to the new U.S. Rules, the SEC recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under the U.S. Rules are now “substantially similar” to the corresponding standards under NI 43-101. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that Ero reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are “substantially similar” to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Ero may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Ero prepared the reserve or resource estimates under the standards adopted under the U.S. Rules.

18	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada